

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Dania Echemendia
President
USA Opportunity Income One, Inc.
404 Ave Constitucion # 208
San Juan, Puerto Rico 00901

      Re: USA Opportunity Income One, Inc.
          Post-Effective Amendment 1 to Offering Statement on Form 1-A
          Filed March 9, 2023
          File No. 024-11699

Dear Dania Echemendia:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya Aldave at 202-551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Laura Anthony, Esq.